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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                               Amendment No. 2 to

                                 SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934

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                             WONDERWARE CORPORATION

                            (Name of Subject Company)


                                    SIEBE PLC

                              WDR ACQUISITION CORP.

                                    (Bidders)

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)


                                    978179109

                      (CUSIP Number of Class of Securities)

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                                David K. Robbins
                    Fried, Frank, Harris, Shriver & Jacobson
                       350 South Grand Avenue, 32nd Floor
                              Los Angeles, CA 90071
                                 (213) 473-2000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


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         This Amendment No. 2 filed on March 23, 1998 to the Schedule 14D-1 filed on March 2, 1998, as thereafter amended, relates to the offer by WDR Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.001 per share of Wonderware Corporation, a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of February 15, 1996, as amended on February 24, 1998, by and between the Company and The First National Bank of Boston, as Rights Agent (the "Shares"), at a price of $24.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

ITEM 10. ADDITIONAL INFORMATION

         Item 10(f) is hereby amended to add the following:

         The first sentence of the first paragraph of Section 2. "Acceptance for Payment and Payment for Shares" of the Offer to Purchase is hereby amended to read in full as follows:

                  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date.

         The last sentence of the penultimate paragraph of Section 8. "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended to read in full as follows:

         None of Offeror or Parent or their financial advisors assumes any responsibility for the accuracy or validity of any of the projections.

         The first paragraph of Section 15. "Certain Conditions to Offeror's Obligations" of the Offer to Purchase is hereby amended to read in full as follows:

                  Offeror shall not be required to commence or continue the Offer or accept for payment, purchase or pay for any Shares tendered, or may postpone the acceptance, purchase or payment for Shares, or may amend (to the extent permitted by the Merger Agreement) or terminate the Offer (1) if the Minimum Condition is not satisfied as of the expiration of the Offer; (2) if any applicable waiting period under the Hart-Scott-Rodino Act in respect of the Offer shall not have expired or have been terminated prior to the expiration of the Offer (provided, however, that Offeror shall extend the expiration date of the Offer from time to time until May 31, 1998, if, when and as necessary to satisfy any request by the Federal Trade Commission (the "FTC") or the Department of Justice, Antitrust Division (the "Division") for additional information under the Hart-Scott-

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         Rodino Act); or (3) if, at any time on or after February 24, 1998 and prior to the Expiration Date (or, in respect of paragraph (i), the latest date permitted in accordance with Rule 14d-1(c)), any of the following events shall have occurred (each of paragraphs (a) through (i) providing a separate and independent condition to Offeror's obligations pursuant to the Offer):





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                                   SIGNATURES

         After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

March 23, 1998


                                        SIEBE PLC


                                        By:   /s/ Colin P. Bonsey
                                              ----------------------------------
                                              Name:    Colin P. Bonsey
                                              Title:   Director of Planning


                                        WDR ACQUISITION CORP.


                                        By:   /s/ James C. Bays
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                                              Name:    James C. Bays
                                              Title:   Vice President




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